September 17, 2025

Peter G. Swenson
President, Chief Executive Officer and Chairman
Park Dental Partners, Inc.
2200 Country Road C West, Suite 2210
Roseville, MN 55113

       Re: Park Dental Partners, Inc.
           Registration Statement on Form S-1
           Filed September 3, 2025
           File No. 333-290001
Dear Peter G. Swenson:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed September 3, 2025
Underwriting
Directed Share Program, page 119

1. We note your disclosure here and in other parts of the prospectus regarding your directed share program, including that the relevant shares will be offered to certain individuals, including your directors, executive officers and employees. Please expand your disclosure to address the process that prospective participants will follow to participate in the program, the manner in which you will communicate with prospective participants about the program, when and how you will determine the allocation for the program, whether such allocation will change depending on the interest level of potential participants, and any other material features of the program.
       Please also clarify the extent to which any of your directors or officers have indicated
       an interest in purchasing shares in your offering.
 September 17, 2025
Page 2
Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-23

2. In regard to the August 2025 conversion of all previously outstanding Class A-1,
       Class A-2 and Class A-3 shares to new Common Stock on a 1:1 basis, your disclosures on page F-20 of the Amended Draft Registration Statement submitted on
       July 29, 2025 indicate that the different classes of Class A common stock received different dividends per unrestricted shares. Please address whether any consideration was given to these differences including whether preferential rights were given to certain classes and correspondingly your consideration of the accounting impact of any preferential rights. Please also address what consideration you gave as to whether the two-class method of EPS should be used prior to the August 2025 conversion.
       Refer to ASC 260-10-45-59A through 45-70.
Note 16. Variable Interest Entities, page F-41

3. We note your response to comment 11. Please expand your disclosures to disclose the significant terms and corresponding effects of the contractual arrangements that resulted in your determination that no amounts should be allocated to non-controlling interests pursuant to ASC 810-10-45-18 through 45-21. We note that the Administrative Resources Agreement restricts the dental practice from making any
       distributions without Park Dental Partner's unilateral consent. Please disclose whether the dental practice has a cumulative right to profits that could be distributed to the noncontrolling interests in the future upon Park Dental Partner's consent or upon termination of the Administrative Resources Agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-
2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Philip T. Colton, Esq.